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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53366 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07-01-19___ AND ENDING ___06-30-19___
                                           MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Drive Ste. 100
(No. and Street)

Fairview Park        OH        44126
(City)                           (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company CPAs
(Name – if individual, state last, first, middle name)

900 East Broad Street Ste A      Elyria OH 44035
(Address)                            (City)                  (State)         (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Russel Walcher _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SKA Securities, Inc. _____ , as

of June 30 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_Present_ (President)
_____
Title

_Charles R Robertson_
_Notary Public_ _ _My Commission Expires_ 10/19/2019

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SKA Securities, Inc.

## June 30, 2019

## TABLE OF CONTENTS

| | |
|---|---|
| Independent Auditor's Report | 3-4 |
| Financial Statements: | |
|     Statement of Financial Condition | 5 |
|     Statement of Income | 6 |
|     Statement of Changes in Stockholders' Equity | 7 |
|     Statement of Cash Flows | 8 |
|     Notes to Financial Statements | 9-12 |
| Supplementary Information Pursuant to Rule Financial Reporting Based on an Audit 17a-5 Of the SEC Act of 1934 | 13 |
|     Schedule I – Computation of Net Capital | 14 |
|     Schedule II – Reconciliation of Audited Net Capital Computation | 15 |
|     Customer Protection Rule (Rule 15c3-3) Exemption Report | 16 |
| Customer Protection Rule (Rule 15c3-3) Exemption Report Review Report | 17 |

# RADACHI AND COMPANY
*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SKA Securities, Inc.
Cleveland, Ohio

SEC Mail Processing

AUG 29 2019

Washington, DC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SKA Securities, Inc. (the Company) as of June 30, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended June 30, 2019 and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SKA Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of SKA Securities, Inc.'s management. Our responsibility is to express an opinion on SKA Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SKA Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Board of Directors and Shareholders
of SKA Securities, Inc.
Page 2


Auditor's Report on Supplemental Information

The supplementary information on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of SKA Securities, Inc.'s financial statements. The supplementary information is the responsibility of SKA Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.


We have served as the Company's auditor since 2018.

Elyria, Ohio
August 26, 2019

4

**SKA Securities, Inc.**
Statement of Financial Condition
June 30, 2019

ASSETS

Current assets
| | | | |
|---|---|---|---|
| Cash in checking and savings accounts | | $ | 40,088 |
| Commissions and fees receivable | | | 5,641 |
| Prepaid taxes | | | 531 |
| Prepaid expenses | | | 921 |
| | Total Current Assets | | 47,181 |

Property and Equipment
| | | |
|---|---|---|
| Fixtures and Equipment | | 648 |
| Less: Accumulated Depreciation | | (648) |
| | Total Property and Equipment | - |

| | | | |
|---|---|---|---|
| | TOTAL ASSETS | $ | 47,181 |

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
| | | | |
|---|---|---|---|
| Accrued income taxes | | $ | 22 |
| Accrued expenses | | | 2,611 |
| Deferred tax liability | | | 935 |
| | Total Current Liabilities | | 3,568 |

Stockholders' Equity
| | | |
|---|---|---|
| Common stock, no par value. 750 shares authorized and 100 shares issued and 99 shares outstanding | | 500 |
| Additional paid-in capital | | 16,500 |
| Treasury Stock, 1 share at cost | | (250) |
| Retained earnings | | 26,807 |
| Current year earnings | | 56 |
| | Total Stockholders' Equity | 43,613 |

| | | | |
|---|---|---|---|
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | $ | 47,181 |

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

5

# SKA Securities, Inc.
## Statement of Income
### For the twelve months ended June 30, 2019

Revenues

| | | |
|---|---:|---:|
| Commission income | $ 63,577 | |
| Pension plan administration | 8,900 | |
| College savings plans | 3,646 | |
| **TOTAL REVENUES** | | $ 76,123 |
| Cost of sales-commissions | | 4,786 |
| **GROSS PROFIT** | | 71,337 |

Expenses

| | | |
|---|---:|---:|
| Salaries and wages | 23,500 | |
| Rent | 9,600 | |
| Retirement plan contributions | 705 | |
| Payroll taxes | 1,806 | |
| Licenses and permits | 1,030 | |
| Audit fees | 5,867 | |
| Dues and subscriptions | 1,745 | |
| Office expense | 630 | |
| Telephone | 580 | |
| Depreciation | 113 | |
| Regulatory fees | 2,801 | |
| Continuing education | 111 | |
| Insurance and workers compensation | 1,417 | |
| Outside services | 21,408 | |
| | | 71,313 |
| **NET INCOME BEFORE INTEREST AND TAXES** | | 24 |
| Interest Income | | 49 |
| Provision for income taxes, current | | (39) |
| Provision for income taxes, deferred | | 22 |
| **NET INCOME** | | $ 56 |

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

**SKA Securities, Inc.**
Statement of Changes in Stockholders' Equity
For the twelve months ended June 30, 2019

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders Equity |
|---|---|---|---|---|---|
| **Balances at June 30, 2018** | $ 500 | $ 16,500 | $ 41,807 | $ (250) | $ 58,557 |
| Net income | - | - | 56 | - | 56 |
| Dividends paid | | | (15,000) | | (15,000) |
| Treasury Stock Purchased | - | - | - | | 0 |
| **Balances at June 30, 2019** | $ 500 | $ 16,500 | $ 26,863 | $ (250) | $ 43,613 |

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

7

**SKA Securities, Inc.**
Statement of Cash Flows
For the Twelve Months Ended June 30, 2019

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 56 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | | 113 |
| Increase in prepaid taxes | | (531) |
| Increase in commission and fees receivables | | (443) |
| Increase in prepaid expenses | | (889) |
| Decrease in income tax payable | | (4,149) |
| Decrease in deferred tax liability | | (22) |
| Increase in accrued expenses | | 1,277 |
| Total adjustments | | (4,644) |
| NET CASH USED BY OPERATING ACTIVITIES | | (4,588) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Dividends Paid | | (15,000) |
| NET CASH USED BY FINANCING ACTIVITIES | | (15,000) |
| | | |
| NET DECREASE IN CASH | | (19,588) |
| CASH AT BEGINNING OF YEAR | | 59,676 |
| CASH AT END OF YEAR | $ | 40,088 |

The accompanying notes are an integral part of these financial statements
See Report of Independent Registered Public Accounting Firm.

8

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The Company is located in Cleveland, Ohio with the majority of clients located in northeast Ohio. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. The Company computes depreciation on a straight line basis. Property and equipment is carried at historical cost. Depreciation expense for the year ended June 30, 2019 is $113.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. For this fiscal year, taxable income exceeds net income recognized for financial statement purposes. Deferred income taxes have been recorded for differences between cash and accrual revenues and expenses which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

## NOTE 4 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid prior to the end of the following month for the current month. Retirement plan contributions amounted to $705 for the year ended June 30, 2019.

## NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents office space for $800 per month and shares administrative costs for $1,268 per month through August 2018 and $1,593 going forward from a corporation, Strang, Klubnik & Associates, Inc., that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction. Rent expense amounted to $9,600 and administrative costs/outside services amounted to $20,390 for the year ended June 30, 2019.

## NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2019 the Company had a net capital of $40,824, which was $35,824 in excess of the required net capital.

## NOTE 7 – REPORT DISCLOSURE

Part III of the SKA Securities, Inc. Focus Report (Form X-17A-5) dated June 30, 2019 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Cleveland, Ohio, and at the Chicago, Illinois regional office of the Commission.

## NOTE 8 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

|  | Current | Deferred |
|---|---|---|
| Federal | $ (22) | $ 6 |
| Local | (17) | 16 |
|  | $ (39) | $ 22 |

See Report of Independent Registered Public Accounting Firm.

10

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of June 30, 2019, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2015 through 2017 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction and a local jurisdiction. As of 2018, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

## NOTE 9 – FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require fair value measurements.

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable inputs for substantially the full term of the asset or liability.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset's or liability's fair value measurement level within the fair value

hierachy is based on the lowest level or any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Money market funds: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents investments measured at fair value by classification within the fair value hierarchy at June 30, 2019:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and money market funds | $ 40,008 | $ -0- | $ -0- | $ 40,008 |
| Total assets at fair value | $ 40,008 | $ -0- | $ -0- | $ 40,008 |

## NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 26, 2019 which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2019

The accompanying schedules are prepared in accordance with the
requirements and general format of FOCUS Form X-17A-5.

Schedule I.          Computation of Net Capital Under Rule 153-c1

Schedule II.         Reconciliation of Audited Net Capital Computation and Broker/Dealer's Corresponding
                     Unaudited Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

                     Customer Protection Rule (Rule 15c3-3) Exemption Report

SKA Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2019


Net Capital
   Total Stockholders' Equity                                    $ 43,613

      Deductions
         Nonallowable Assets
            Commissions receivable             12
            Fees receivable                 1,325
            Prepaid expenses                  921
            Prepaid taxes                      531          2,789

   Net capital                                                    40,824

   Required net capital                                            5,000

   Excess net capital                                           $ 35,824

SKA Securities, Inc.
Schedule II
Reconcilliation of Audited Net Capital Computation and
Broker/Dealer's Corresponding Unaudited Report
Under Rule 17a-5 of the Securities and Exchange Commission
As of June 30, 2019


Net Capital per FOCUS Report                        $ 35,824


Net Capital per audited financial statements        $ 35,824

# S • K • A  SECURITIES, INC.

August 23, 2019

SEC's Amended Financial Responsibility Rules for Broker-Dealers

Customer Protection Rule (Rule 15c3-3) Exemption Report:

SKA Securities, Inc. Claims an exemption from Rule 15c3-3 under provisions 15c3-3(k)(1) - Limited business (mutual funds and/or variable annuities only)

and

SKA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exceptions.


Russel B. Walcher
President

# RADACHI AND COMPANY

*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SKA Securities, Inc.'s Exemption Report, in which (1) SKA Securities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which SKA Securities, Inc. claimed an exemption from 17 C.F.R. 15c3-3: (k)(1), and (2) SKA Securities, Inc. stated that SKA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SKA Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKA Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(1) of Rule 15c3-3 under Securities Exchange Act of 1934.

*Radachi and Company*

Elyria, Ohio

July 24, 2019